Filed Pursuant to Rule 433
Registration No. 333-229338
April 28, 2021

First Horizon Corporation

6,000,000 Depositary Shares
Each Representing 1/4,000th Interest in a Share of
Non-Cumulative Perpetual Preferred Stock, Series F

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Series F Preferred Stock” in the preliminary prospectus supplement, dated April 28, 2021, to the prospectus, dated January 23, 2019.

Issuer:	First Horizon Corporation
Security:	Depositary shares (the “Depositary Shares”) each representing a 1/4,000th ownership interest in a share of Non-Cumulative Perpetual Preferred Stock, Series F of the Issuer (the “Series F Preferred Stock”)
Expected Security Ratings:*	Ba2 (stable) / BB- (stable) (Moody’s / Fitch)
Size:	$150,000,000 (6,000,000 Depositary Shares)
Liquidation Preference:	$25 per Depositary Share (equivalent to $100,000 per share of Series F Preferred Stock)
Term:	Perpetual
Dividend Rate (Non-Cumulative):	4.70% per annum, only when, as and if declared
Dividend Payment Dates:	Quarterly in arrears on January 10, April 10, July 10 and October 10 of each year, commencing on July 10, 2021
Day Count:	30/360
Trade Date:	April 28, 2021
Settlement Date**:	May 3, 2021 (T+3)
Optional Redemption:	The Issuer may, at its option, redeem the Series F Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after July 10, 2026, or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Event (as defined in the preliminary prospectus supplement dated April 28, 2021), at a redemption price equal to $100,000 per share of Series F Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.
Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “FHN PrF”. If the application is approved, trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.
Public Offering Price:	$25.00 per Depositary Share
Underwriting Discounts and Commissions:	$0.6304 per Depositary Share[1]
Net Proceeds (before expenses) to Issuer:	$146,217,356.25
Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC
CUSIP/ISIN for the Depositary Shares:	320517 865 / US3205178656

Change from Preliminary Prospectus Supplement

In addition to the information set forth above, the final prospectus supplement will reflect the following change (and information in the preliminary prospectus supplement is deemed to have changed to the extent affected thereby):

Over-Allotment Option

The underwriters will not have an over-allotment option to purchase additional depositary shares.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The issuer expects that delivery of the Depositary Shares will be made against payment therefor on or about the third business day following the date of pricing of the Depositary Shares (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade their

Depositary Shares on the date of pricing or the next two succeeding business days should consult their own advisors.

1 Reflects 2,284,500 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3750 per Depositary Share, and 3,715,500 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

First Horizon Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents First Horizon Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about First Horizon Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Morgan Stanley & Co. LLC toll free at 866-718-1649, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC toll free at 212-834-4533, Keefe, Bruyette & Woods, Inc. toll free at 1-800-966-1559, RBC Capital Markets, LLC toll free at 866-375-6829 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.